Exhibit 99.1

Kingsoft Cloud Announces Unaudited Second Quarter 2026 Financial Results

Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) (NASDAQ: KC and HKEX: 3896), a leading cloud service provider in China, today announced its unaudited financial results for the quarter ended June 30, 2026.

Mr. Tao Zou, Chief Executive Officer of Kingsoft Cloud, commented: “We are excited to deliver a quarter of both strong growth and profitability. Gross billings from our AI cloud business grew 82% year-over-year, representing 56% of public cloud revenue, driven by incremental contributions from our AI cloud infrastructure services as well as Model-as-a-Service (MaaS) offerings. Profitability-wise, we recorded positive operating margin (GAAP) for the first time, and our adjusted operating profit margin increased significantly to reach 4.0%1, thanks to our improved gross margin and operating efficiency. We remain committed to pursuing high-quality, sustainable growth strategy, deepening collaboration with customers both within and beyond our ecosystem, and strengthening our market position.”

Ms. Yi Li, Chief Financial Officer of Kingsoft Cloud, added, “We delivered a strong quarter, with total revenue reaching a record high of RMB3,072.0 million, representing an increase of 30.8% year-over-year. Adjusted gross profit increased by 34.6% year-over-year to RMB471.7 million, with an adjusted gross margin of 15.4%2, an improvement from last quarter. We also reached breakeven on operating profit (GAAP), with adjusted operating profit margin reaching 4.0%, demonstrating improving profitability thanks to AI demand tailwinds and operational optimization. We remain committed to investing for sustainable long-term growth, with capital expenditures (including capitalized assets through leasing arrangements) amounting to RMB3.3 billion in Q2, an increase from Q1.”

Second Quarter 2026 Financial Results

Total Revenues reached RMB3,072.0 million (US$452.83 million), increased by 30.8% year-over-year from RMB2,349.2 million in the same quarter of 2025, and increased by 13.6% quarter-over-quarter from RMB2,703.7 million in the first quarter of 2026. The increase was mainly due to revenue growth from AI-related customers, supported by continued upgrades to our AI infrastructure and product offerings.

Revenues from public cloud services were RMB2,357.6 million (US$347.5 million), increased by 45.1% year-over-year from RMB1,625.3 million in the same quarter of 2025 and increased by 18.1% quarter-over-quarter from RMB1,996.3 million last quarter. The increase was mainly driven by growing demand for AI cloud services. AI cloud gross billings reached RMB1,327 million (US$195.6 million), while our other public cloud services also maintained solid growth.

Revenues from enterprise cloud services were RMB714.3 million (US$105.3 million), representing a year-over-year decrease of 1.3% from RMB723.9 million in the same quarter of 2025 and a quarter-over-quarter increase of 1.0% from RMB707.4 million last quarter.

1 Our operating profit margin was 0.7%.

2 Our gross profit was RMB466.2 million, representing a year-over-year increase of 37.6%, with a gross margin of 15.2%.

3 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026 as certified for customs purposes by the Federal Reserve Bank of New York.

Cost of revenues was RMB2,605.8 million (US$384.0 million), representing an increase of 29.6% from RMB2,010.4 million in the same quarter of 2025, which was mainly due to our continued investment in AI computing resources. IDC costs increased by 23.3% year-over-year from RMB803.1 million to RMB990.1 million (US$146.0 million) this quarter, largely in line with our revenue expansion. Depreciation and amortization costs increased from RMB552.0 million in the same quarter of 2025 to RMB963.8 million (US$142.0 million) this quarter. The increase was mainly due to the depreciation of newly acquired and leased servers, and network equipment which were mainly related to AI cloud business. Solution development and services costs increased by 3.9% year-over-year from RMB563.7 million in the same quarter of 2025 to RMB585.7 million (US$86.3 million) this quarter. The increase was mainly due to the solution personnel expansion. Fulfillment costs and other costs were RMB15.1 million (US$2.2 million) and RMB51.1 million (US$7.5 million) this quarter.

Gross profit was RMB466.2 million (US$68.7 million), representing an increase of 37.6% from RMB338.9 million in the same quarter of 2025. The increase was mainly due to the expansion of our revenue scale, especially the intelligent computing services. Gross margin was 15.2% in this quarter, compared with 14.4% in the same quarter of 2025 and 12.8% last quarter. The increase was mainly due to higher profit contribution from our AI cloud business. Non-GAAP gross profit4 was RMB471.7 million (US$69.5 million), compared with RMB350.6 million in the same period in 2025. Non-GAAP gross margin4 was 15.4%, compared with 14.9% in the same period in 2025.

Total operating expenses were RMB443.2 million (US$65.3 million), decreased by 33.4% from RMB665.8 million in the same quarter of 2025 and decreased by 13.4% from RMB511.9 million last quarter. Among which:

Selling and marketing expenses were RMB113.1 million (US$16.7 million), decreased by 14.3% from RMB132.0 million in the same period in 2025 and decreased by 8.6% from RMB123.8 million last quarter. The decrease was mainly due to the decrease of share-based compensation and personnel costs.

General and administrative expenses were RMB140.2 million (US$20.6 million), decreased by 58.7% from RMB339.6 million in the same period in 2025 and decreased by 28.0% from RMB194.8 million last quarter. The decrease was mainly due to the decrease of credit loss expenses and share-based compensation.

Research and development expenses were RMB189.9 million (US$28.0 million), decreased by 2.3% from RMB194.3 million in the same period in 2025 and decreased by 1.8% from RMB193.3 million last quarter. The year-over-year decrease was mainly due to the decrease of personnel costs and share-based compensation.

Operating profit was RMB23.0 million (US$3.4 million), compared with operating loss of RMB327.0 million in the same period in 2025 and operating loss of RMB166.1 million last quarter. The year-over-year improvement was mainly due to the increase of revenue, while the sequential improvement was mainly due to the impact of increase in gross profit. Non-GAAP operating profit5 was RMB124.0 million (US$18.3 million), compared with operating loss of RMB166.4 million in the same period last year and operating loss of RMB59.8 million last quarter.

4 Non-GAAP gross profit is defined as gross profit excluding share-based compensation expenses allocated in the cost of revenues and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

5 Non-GAAP operating (loss) profit is defined as operating (loss) profit excluding share-based compensation expenses and amortization of intangible assets and we define Non-GAAP operating (loss) profit margin as Non-GAAP operating (loss) profit as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

Net loss was RMB93.0 million (US$13.7 million), narrowed by 79.6% from RMB456.9 million in the same quarter of 2025 and narrowed by 72.9% from RMB343.7 million last quarter. Non-GAAP net loss6 was RMB59.8 million (US$8.8 million), compared with RMB300.5 million in the same quarter of 2025 and RMB237.1 million last quarter.

Non-GAAP EBITDA7 was RMB1,100.5 million (US$162.2 million), compared with RMB406.0 million in the same quarter of 2025 and RMB747.5 million last quarter. Non-GAAP EBITDA margin was 35.8%, compared with 17.3% in the same quarter of 2025 and 27.6% last quarter.

Basic and diluted net loss per share was RMB0.02 (US$0.00), compared with RMB0.11 in the same quarter of 2025 and RMB0.08 last quarter.

Cash and cash equivalents were RMB4,674.3 million (US$688.9 million) as of June 30, 2026, compared with RMB6,018.0 million as of December 31, 2025. The decrease was mainly due to the investment into the procurement of computing power equipment.

Outstanding ordinary shares were 4,501,784,337 as of June 30, 2026, equivalent to about 300,118,956 ADSs.

Conference Call Information

Kingsoft Cloud’s management will host an earnings conference call on Wednesday, August 19, 2026 at 8:15 am, U.S. Eastern Time (8:15 pm, Beijing/Hong Kong Time on the same day).

Participants can register for the conference call by navigating to https://register-conf.media-server.com/register/BIf61186884fdb445fabf9794d01884399. Once preregistration has been completed, participants will receive dial-in numbers, direct event passcode, and a unique access PIN.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the passcode followed by your PIN, and you will join the conference instantly.

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.ksyun.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In evaluating our business, we consider and use certain non-GAAP measures, Non-GAAP gross profit, Non-GAAP gross margin, Non-GAAP operating (loss) profit, Non-GAAP operating (loss) profit margin, Non-GAAP EBITDA, Non-GAAP EBITDA margin, Non-GAAP net loss and Non-GAAP net loss margin, as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define Non-GAAP gross profit as gross profit excluding share-based compensation expenses allocated in the cost of revenues, and we define Non-GAAP gross margin as Non-GAAP gross profit as a percentage of revenues. We define Non-GAAP operating (loss) profit as operating (loss) profit excluding share-based compensation expenses and amortization of intangible assets and we define Non-GAAP operating (loss) profit margin as Non-GAAP operating (loss) profit as a percentage of revenues. We define Non-GAAP net loss as net loss excluding share-based compensation expenses and foreign exchange loss (gain), and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. We define Non-GAAP EBITDA as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

6 Non-GAAP net loss is defined as net loss excluding share-based compensation expenses and foreign exchange loss (gain), and we define Non-GAAP net loss margin as Non-GAAP net loss as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

7 Non-GAAP EBITDA is defined as Non-GAAP net loss excluding interest income, interest expense, income tax expense and depreciation and amortization, and we define Non-GAAP EBITDA margin as Non-GAAP EBITDA as a percentage of revenues. See “Use of Non-GAAP Financial Measures” set forth at the end of this press release.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars, in this press release, were made at a rate of RMB6.7851 to US$1.00, the noon buying rate in effect on June 30, 2026 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook, and quotations from management in this announcement, as well as Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud’s goals and strategies; Kingsoft Cloud’s future business development, results of operations and financial condition; relevant government policies and regulations relating to Kingsoft Cloud’ s business and industry; the expected growth of the cloud service market in China; the expectation regarding the rate at which to gain customers, especially Premium Customers; Kingsoft Cloud’s ability to monetize the customer base; fluctuations in general economic and business conditions in China; and the economy in China and elsewhere generally; China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC and HKEX:3896) is a leading cloud service provider in China. With extensive cloud infrastructure, cutting-edge cloud-native products based on vigorous cloud technology research and development capabilities, well-architected industry-specific solutions and end-to-end fulfillment and deployment, Kingsoft Cloud offers comprehensive, reliable and trusted cloud service to customers in strategically selected verticals.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Investor Relations

Email: ksc-ir@kingsoft.com

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	Dec 31, 2025	Jun 30, 2026	Jun 30, 2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	6,018,043	4,674,330	688,911
Restricted cash	99,194	54,963	8,101
Accounts receivable, net	1,740,472	2,433,175	358,606
Prepayments and other assets	2,592,314	3,116,516	459,317
Amounts due from related parties	573,396	702,453	103,529
Total current assets	11,023,419	10,981,437	1,618,464
Non-current assets:
Property and equipment, net	10,094,870	13,725,293	2,022,858
Intangible assets, net	532,769	445,819	65,706
Goodwill	4,605,724	4,605,724	678,800
Prepayments and other assets	139,836	419,048	61,760
Equity investments	234,166	336,495	49,593
Operating lease right-of-use assets	98,405	189,754	27,966
Total non-current assets	15,705,770	19,722,133	2,906,683
Total assets	26,729,189	30,703,570	4,525,147

LIABILITIES, NON-CONTROLLING INTERESTS AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	2,014,453	2,425,273	357,441
Accrued expenses and other current liabilities	3,222,429	3,792,735	558,981
Short-term borrowings	3,348,279	3,256,926	480,011
Income tax payable	73,310	67,751	9,985
Amounts due to related parties	721,932	1,221,055	179,961
Current operating lease liabilities	40,941	96,996	14,295
Total current liabilities	9,421,344	10,860,736	1,600,674
Non-current liabilities:
Long-term borrowings	3,023,538	3,424,480	504,706
Amounts due to related parties	2,212,325	3,217,952	474,267
Deferred tax liabilities	61,914	61,273	9,031
Other liabilities	2,645,895	4,161,172	613,282
Non-current operating lease liabilities	51,139	83,245	12,269
Total non-current liabilities	7,994,811	10,948,122	1,613,555
Total liabilities	17,416,155	21,808,858	3,214,229
Shareholders’ equity:
Ordinary shares	30,888	30,888	4,552
Treasury shares	(31,068)	(6,222)	(917)
Additional paid-in capital	24,073,006	24,170,141	3,562,238
Statutory reserves funds	51,661	51,661	7,614
Accumulated deficit	(15,247,868)	(15,684,766)	(2,311,648)
Accumulated other comprehensive income	440,407	336,801	49,638
Total Kingsoft Cloud Holdings Limited shareholders’ equity	9,317,026	8,898,503	1,311,477
Non-controlling interests	(3,992)	(3,791)	(559)
Total equity	9,313,034	8,894,712	1,310,918
Total liabilities, non-controlling interests and shareholders’ equity	26,729,189	30,703,570	4,525,147

KINGSOFT CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	Three Months Ended				Six Months Ended
	Jun 30, 2025	Mar 31, 2026	Jun 30, 2026	Jun 30, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues:
Public cloud services	1,625,309	1,996,301	2,357,617	347,470	2,978,788	4,353,918	641,688
Enterprise cloud services	723,918	707,431	714,349	105,282	1,340,416	1,421,780	209,544
Total revenues	2,349,227	2,703,732	3,071,966	452,752	4,319,204	5,775,698	851,232
Cost of revenues	(2,010,370)	(2,357,984)	(2,605,757)	(384,041)	(3,662,041)	(4,963,741)	(731,565)
Gross profit	338,857	345,748	466,209	68,711	657,163	811,957	119,667
Operating expenses:
Selling and marketing expenses	(131,996)	(123,776)	(113,130)	(16,673)	(276,334)	(236,906)	(34,916)
General and administrative expenses	(339,563)	(194,765)	(140,169)	(20,658)	(521,562)	(334,934)	(49,363)
Research and development expenses	(194,285)	(193,315)	(189,911)	(27,989)	(420,455)	(383,226)	(56,481)
Total operating expenses	(665,844)	(511,856)	(443,210)	(65,320)	(1,218,351)	(955,066)	(140,760)
Operating (loss) profit	(326,987)	(166,108)	22,999	3,391	(561,188)	(143,109)	(21,093)
Interest income	11,520	32,030	25,920	3,820	16,466	57,950	8,541
Interest expense	(124,669)	(153,595)	(166,766)	(24,578)	(207,566)	(320,361)	(47,215)
Foreign exchange (loss) gain	(39,526)	(44,006)	24,106	3,553	(30,475)	(19,900)	(2,933)
Other gain (loss), net	1,620	(6,588)	17,521	2,582	4,864	10,933	1,611
Other income (expense), net	23,522	(372)	(250)	(37)	16,510	(622)	(92)
Loss before income taxes	(454,520)	(338,639)	(76,470)	(11,269)	(761,389)	(415,109)	(61,181)
Income tax expense	(2,343)	(5,081)	(16,507)	(2,433)	(11,584)	(21,588)	(3,182)
Net loss	(456,863)	(343,720)	(92,977)	(13,702)	(772,973)	(436,697)	(64,363)
Less: net income (loss) attributable to non-controlling interests	602	100	101	15	(1,582)	201	30
Net loss attributable to Kingsoft Cloud Holdings Limited	(457,465)	(343,820)	(93,078)	(13,717)	(771,391)	(436,898)	(64,393)
Net loss per share:
Basic and diluted	(0.11)	(0.08)	(0.02)	(0.00)	(0.20)	(0.10)	(0.01)
Shares used in the net loss per share computation:
Basic and diluted	4,009,119,198	4,555,310,453	4,562,509,396	4,562,509,396	3,869,381,978	4,558,929,811	4,558,929,811
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	43,174	(34,472)	(69,134)	(10,189)	50,918	(103,606)	(15,270)
Comprehensive loss	(413,689)	(378,192)	(162,111)	(23,891)	(722,055)	(540,303)	(79,633)
Less: Comprehensive income (loss) attributable to non-controlling interests	606	100	101	15	(1,594)	201	30
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited	(414,295)	(378,292)	(162,212)	(23,906)	(720,461)	(540,504)	(79,663)

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Six Months Ended
	Jun 30, 2025	Mar 31, 2026	Jun 30, 2026	Jun 30, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	338,857	345,748	466,209	68,711	657,163	811,957	119,667
Adjustments:
– Share-based compensation expenses (allocated in cost of revenues)	11,712	5,658	5,503	811	21,077	11,161	1,645
Adjusted gross profit (Non-GAAP Financial Measure)	350,569	351,406	471,712	69,522	678,240	823,118	121,312

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended			Six Months Ended
	Jun 30, 2025	Mar 31, 2026	Jun 30, 2026	Jun 30, 2025	Jun 30, 2026
Gross margin	14.4%	12.8%	15.2%	15.2%	14.1%
Adjusted gross margin (Non-GAAP Financial Measure)	14.9%	13.0%	15.4%	15.7%	14.3%

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Six Months Ended
	Jun 30, 2025	Mar 31, 2026	Jun 30, 2026	Jun 30, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net Loss	(456,863)	(343,720)	(92,977)	(13,702)	(772,973)	(436,697)	(64,363)
Adjustments:
– Share-based compensation expenses	116,856	62,571	57,260	8,439	251,467	119,831	17,661
– Foreign exchange loss (gain)	39,526	44,006	(24,106)	(3,553)	30,475	19,900	2,933
Adjusted net loss (Non-GAAP Financial Measure)	(300,481)	(237,143)	(59,823)	(8,816)	(491,031)	(296,966)	(43,769)
Adjustments:
– Interest income	(11,520)	(32,030)	(25,920)	(3,820)	(16,466)	(57,950)	(8,541)
– Interest expense	124,669	153,595	166,766	24,578	207,566	320,361	47,215
– Income tax expense	2,343	5,081	16,507	2,433	11,584	21,588	3,182
– Depreciation and amortization	591,021	858,003	1,002,924	147,813	1,012,922	1,860,927	274,267
Adjusted EBITDA (Non-GAAP Financial Measure)	406,032	747,506	1,100,454	162,188	724,575	1,847,960	272,354
– Gain on disposal of property and equipment	(5,708)	-	(35,024)	(5,162)	(7,818)	(35,024)	(5,162)
Excluding gain on disposal of property and equipment, normalized Adjusted EBITDA	400,324	747,506	1,065,430	157,026	716,757	1,812,936	267,192

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended				Six Months Ended
	Jun 30, 2025	Mar 31, 2026	Jun 30, 2026	Jun 30, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2026
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating (loss) profit	(326,987)	(166,108)	22,999	3,391	(561,188)	(143,109)	(21,093)
Adjustments:
– Share-based compensation expenses	116,856	62,571	57,260	8,439	251,467	119,831	17,661
– Amortization of intangible assets	43,751	43,720	43,702	6,441	87,532	87,422	12,884
Adjusted operating (loss) profit (Non-GAAP Financial Measure)	(166,380)	(59,817)	123,961	18,271	(222,189)	64,144	9,452
– Gain on disposal of property and equipment	(5,708)	-	(35,024)	(5,162)	(7,818)	(35,024)	(5,162)
Excluding gain on disposal of property and equipment, normalized Adjusted operating (loss) profit	(172,088)	(59,817)	88,937	13,109	(230,007)	29,120	4,290

KINGSOFT CLOUD HOLDINGS LIMITED

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for percentage)

	Three Months Ended			Six Months Ended
	Jun 30, 2025	Mar 31, 2026	Jun 30, 2026	Jun 30, 2025	Jun 30, 2026
Net loss margin	-19.4%	-12.7%	-3.0%	-17.9%	-7.6%
Adjusted net loss margin (Non-GAAP Financial Measure)	-12.8%	-8.8%	-1.9%	-11.4%	-5.1%
Adjusted EBITDA margin (Non-GAAP Financial Measure)	17.3%	27.6%	35.8%	16.8%	32.0%
Normalized Adjusted EBITDA margin	17.0%	27.6%	34.7%	16.6%	31.4%
Adjusted operating (loss) profit margin (Non-GAAP Financial Measure)	-7.1%	-2.2%	4.0%	-5.1%	1.1%
Normalized Adjusted operating (loss) profit margin	-7.3%	-2.2%	2.9%	-5.3%	0.5%

KINGSOFT CLOUD HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)
	Three Months Ended
	Jun 30, 2025	Mar 31, 2026	Jun 30, 2026	Jun 30, 2026
	RMB	RMB	RMB	US$
Net cash generated from operating activities	1,460,134	533,978	2,850,866	420,166
Net cash used in investing activities	(887,832)	(1,630,049)	(2,912,812)	(429,295)
Net cash generated from (used in) financing activities	2,552,561	7,606	(109,637)	(16,158)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	5,921	(78,078)	(49,818)	(7,343)
Net increase (decrease) in cash, cash equivalents and restricted cash	3,130,784	(1,166,543)	(221,401)	(32,630)
Cash, cash equivalents and restricted cash at beginning of period	2,386,344	6,117,237	4,950,694	729,642
Cash, cash equivalents and restricted cash at end of period	5,517,128	4,950,694	4,729,293	697,012